UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

For Immediate Release

July 30, 2013

METHANEX AND CARBON RECYCLING INTERNATIONAL SIGN LANDMARK INVESTMENT AGREEMENT FOR ADVANCED RENEWABLE FUEL PRODUCTION

REYKJAVIK, ICELAND, JULY 30, 2013 - Methanex Corporation (TSX:MX)(NASDAQ:MEOH) announced today an initial $5 million investment in Carbon Recycling International (CRI), a privately held company with headquarters in Reykjavik, Iceland. Methanex will also evaluate further investments to support CRI’s growth. CRI operates the world‘s first renewable methanol plant in Iceland which utilizes its emissions-to-liquids (ETL) technology, converting renewable energy and recycled CO2 emissions to renewable methanol. As a result of this investment, Methanex will become one of the key shareholders of CRI, with Board representation.

CRI markets its renewable methanol in Europe, under the registered brand name Vulcanol, where it is blended with gasoline and used for production of biodiesel. Vulcanol is certified by the International Sustainability and Carbon Certification system (ISCC) as an ultra-low carbon advanced renewable transport fuel with no biogenic footprint. Methanex and CRI intend to collaborate on large scale projects based on CRI’s ETL technology by leveraging Methanex’s operational experience and global reach and CRI’s unique expertise in the production of ultra-low carbon renewable methanol. The companies are targeting to expand the use of methanol blended fuels in Europe.

“As a leader of renewable methanol production, we are proud to be investing in CRI and facilitate the next stage of growth,” said John Floren, President and CEO of Methanex. “The fastest growing markets for methanol are in the energy sector and we believe renewable methanol will play an important role in future applications. The CRI team has demonstrated the ability to develop this technology, operate a production plant and successfully market renewable methanol, which further reinforces the value of this investment.”

“It’s a great pleasure to have Methanex join our team of shareholders and Board of Directors. Methanex’s leadership position in operations, sales and in growing the use of methanol within energy applications is an asset,” said KC Tran, Chief Executive of CRI. “Based on our experience of building and operating the first emission-to-liquids fuel plant in Iceland and the increasing world-wide demand for ultra-low carbon automotive fuels, CRI is well positioned to grow larger production plants based on our relationship with providers of Icelandic hydro and geothermal energy. Methanex’s investment is a validation of our approach and will strengthen our ability to execute our growth plan successfully.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. For further information, visit www.methanex.com.

Carbon Recycling International (CRI) is a privately held Icelandic limited liability company with headquarters in Reykjavik, Iceland and production plant in Svartsengi, near Grindavik Iceland. CRI captures carbon dioxide from industrial emissions and renewable energy into ultra-low carbon liquid automobile fuel, renewable methanol, marketed under the Vulcanol® brand. For further information, visit www.carbonrecycling.is/.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Methanex Corporation

Marc Dupont, Director, Government and Public Affairs

Tel: 604-661-2600

Toll Free: 1 800 661 8851

www.methanex.com

Methanex Corporation

Sandra Daycock, Director, Investor Relations

Tel: 604-661-2600

Toll Free: 1 800 661 8851

www.methanex.com

Carbon Recycling International

Benedikt Stefansson

Email: press@cri.is

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 30, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary